Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

August 4, 2014

VIA EDGAR TRANSMISSION

Ms. Naseem Nixon
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Trust for Advised Portfolios (the “Trust”) Securities Act Registration No: 333-108394 Investment Company Act Registration No: 811-21422 V2 Hedged Equity Fund (S000046201)

Dear Ms. Nixon:

This correspondence is being filed in response to your oral comments and suggestions of June 26, 2014, to the Trust’s Post-Effective Amendment (“PEA”) No. 25 to its registration statement.  PEA No. 25 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on May 16, 2014, for the purpose of registering a new series to the Trust: V2 Hedged Equity Fund (the “Fund”).

In connection with this response to the comments made by the Staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

1.	Staff Comment: Please confirm that all blank and bracketed information along with the missing exhibits will be included in the subsequent post-effective amendment (“PEA”) filing.

Response: The Trust responds by confirming that all blank and bracketed information along with the missing exhibits will be included in the subsequent PEA filing.

2.
Staff Comment: In the annual fund operating expenses table, please confirm that the stated percentage of annual fund operating expenses includes amounts that would have been incurred absent fee waiver and expense reimbursement arrangements.

Response: The Trust first responds by stating that the annual fund operating expenses table includes expense amounts that would have been incurred absent expense reimbursement or fee waiver arrangements; however, expense cap information is not being shown in the fee table because each class’ expense ratio is estimated to be lower than the cap based on projected assets resulting from the proposed conversion of the private fund.  Nevertheless, the Trust provides an example below showing how the table would be revised to include fee waivers and expense reimbursements if the disclosure was necessary.

	Investor Class		Institutional Class
SHAREHOLDER FEES (fees paid directly from your investment)		None		None

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management Fees		1.00%		1.00%
Distribution and Service (Rule 12b-1) Fees		0.25%		None
Other Expenses (includes Shareholder Servicing Plan Fee)(1)		0.36%		0.31%
Shareholder Servicing Plan Fee	0.15%		0.10%
Total Annual Fund Operating Expenses		1.61%		1.31%
Less: Fee Waiver and Expense Reimbursement (2)		-[___]		-[____]
Net Annual Fund Operating Expenses		1.75%		1.50%

(1)	Other Expenses are based on estimated amounts for the current fiscal year.
(2)
V2 Capital, LLC (the “Adviser” or “V2 Capital”) has contractually agreed to waive a portion or all of its management fees and pay Fund expenses (excluding acquired fund fees and expenses (“AFFE”), taxes, interest expense, dividends on securities sold short and extraordinary expenses) in order to limit the Net Annual Fund Operating Expenses to 1.75% and 1.50% of average daily net assets of the Fund’s Investor Class and Institutional Class shares, respectively (the “Expense Caps”)).  The Expense Caps will remain in effect through at least October 28, 2015, and may be terminated only by the Trust’s Board of Trustees (the “Board”).  The Adviser may request recoupment of previously waived fees and paid expenses from the Fund for three years from the date they were waived or paid, subject to the Expense Caps.

3.
Staff Comment: In the Principal Investment Strategies sections on pages 1 and 6, the first paragraph, second sentence and last sentence respectively state:  “…index call options are used as a hedge and, as such, are never more than 100% of the notional value of the equities at the initiation of the options position.”  Please explain what can happen if the Fund wasn’t going to be following the named strategy, meaning at initiation, the Fund has a limit, but over time, does the notional value change?  In addition, if the notional value changes, does the strategy recalibrate and how does that affect the Fund’s portfolio holdings?

Response: The Trust responds by adding the following new second paragraph to the Principal Investment Strategies sections on pages 1 and 6:

While the underlying value of the equities in the portfolio can and will change over time, the strategy typically will not re-calibrate (i.e., adjust) existing option positions as a result of those changes.  The staggering of expiration dates in the options portfolio will account for the fluctuation in the notional value of the equity holdings.  For example, as one option expires, a new option is added based on the current equity notional value.  While the strategy does not typically re-calibrate option positions once initiated, from time to time the strategy will buy back an existing option and sell a new option position when such trading makes economic sense for the portfolio.  The portfolio is expected to remain consistent over time with a combination of long equity holdings and short index options.

4.
Staff Comment: The disclosure in the first two paragraphs of the Principal Investment Strategies is a little confusing.  Please reconcile the two strategies described and make the disclosure more linear.  What is the fundamental strategy (what would the portfolio typically hold)?  Are you attempting to say that the investment in common stocks is the core strategy, but there is a volatility overlay (e.g., use of index call options)?

Response: The Trust responds by adding a new second paragraph as discussed above in Response to number 3, and by revising the first paragraph of the Principal Investment Strategies sections on pages 1 and 6 as follows:

V2 Capital, LLC’s (the “Adviser”) Hedged Equity Strategy (the “Strategy”) targets attractive risk-adjusted returns, through the combination of: (1) the purchase of a concentrated long equity portfolio of 30-50 common stocks selected from the S&P 500® Index (the “S&P 500” or “Index”), with exposure to all ten sectors of that Index; and (2) the sale of a customized portfolio of CBOE FLexible EXchange® (“FLEX”) index call options and listed index call options having staggered expiration dates. Such index call options are used as a hedge and, as such, are never more than 100% of the notional value of the equities at the initiation of the options position.  ~~Although the Adviser will endeavor to sell short-term Index call options, the Fund may implement other option strategies for hedging purposes, such as purchasing put options (on a sector index or market index) and/or utilizing other option spreading strategies that might use a combination of puts and calls.  The Fund may buy puts or put spreads as part of hedging the Fund’s portfolio.  A “put spread” is defined as an option spread strategy that is created when one has a long position on a put while also having a short position on another put on the same underlying asset with a different strike price and/or expiration date.~~

5.
Staff Comment: Since “Equity” is in the Fund’s name, please confirm that the Fund will comply with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), which states that at least 80% of the Fund’s net assets will be invested in equity securities at all times.

Response: The Trust responds by confirming that the Fund will, at all times, comply with Rule 35d-1 under the 1940 Act and invest at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities.

6.
Staff Comment: In the Fund’s Principal Investment Strategies and Principal Investment Risks sections, please clearly state that FLEX index call options and listed call options are considered to be derivatives.

Response: The Trust responds by modifying the disclosure in the Strategies and Risks sections as follows:

“Such index call options are derivative securities and are used as a hedge; ~~and,~~ as such, they are never more than 100% of the notional value of the equities at the initiation of the options position.”

“Options Risk.  Options on indices are derivatives and may be subject to greater fluctuations in value than an investment in the underlying securities.”

7.
Staff Comment: The Principal Investment Strategies section states: “The Fund may invest up to 100% of its net assets in U.S. Treasury and Treasury-like products, or hold cash or cash equivalents in such amounts as the Adviser deems appropriate . . .”  However, the Fund’s Principal Risks disclosure does not include a cash position risk.  Please include appropriate cash position risk disclosure.

Response: The Trust responds by adding disclosure as follows under Items 4 and 9, respectively:

Cash Position Risk.  To the extent the Fund holds assets in U.S. Treasury securities, cash and cash equivalents, the ability of the Fund to meet its objective may be limited.

Cash Position Risk.  If the Fund invests a substantial portion of its assets in U.S. Treasury securities, cash and cash equivalents for extended periods of time, including while the Fund is investing for temporary defensive purposes, it could reduce the Fund’s potential return and prevent the Fund from achieving its investment objective, as the limited returns of U.S. Treasury securities, cash or cash equivalents may lag other investments in a strong market.

8.	Staff Comments: In the bulleted Put Option Risk disclosure, please explain in plain English the investment industry terms “buy put spreads” and “put strike price at expiration.”

Response: The Trust responds by removing Put Option Risk from the Items 4 and 9 disclosures, as puts have been removed from the Fund’s Principal Investment Strategies.

9.
Staff Comments: In the Performance section, please remove the performance information of the four composite accounts for the period August 1, 2010 to March 31, 2012.  The performance section may only reference the Private Fund performance information beginning April 1, 2012.  The Staff objects to posting performance from more than one predecessor entity. Also, in your response to the Staff, please describe the no-action relief upon which the Trust is relying and how you are complying with each step of the no-action letter.

Response:  Supplementally, the Adviser respectfully believes that performance for the period from August 1, 2010 to March 31, 2012 is appropriately included in the performance information section.  The initial disclosure may inadvertently have provided the Staff a mis-impression with respect to such performance.  The Adviser is relying on the MassMutual Institutional Funds no-action letter (September 28, 1995) (“MassMutual”).  The Adviser, as set forth below, believes that the factors forming the basis for, and the policy considerations underlying, the Staff’s position in MassMutual support the inclusion of the track record beginning August 1, 2010 in light of the facts and circumstances as applied to the conditions in the Staff’s position.

As background, prior to the creation of the Private Fund entity on April 1, 2012, the Adviser managed four separate accounts (each, an “Account”) on a pari passu basis with an investment objective, investment policies and strategies in all material respects equivalent to that of the Private Fund and of the Fund.  Each Account was allocated to the same underlying investments in identical allocations, and none of the Accounts had any restrictions or guidelines that resulted in variation among their respective underlying portfolios.  In effect, the Accounts were managed as a single pool of assets (in fact, all trades in the Accounts were aggregated and executed as block trades) akin to a private fund with four share classes.  The contribution of the Accounts’ portfolios to the Private Fund constituted a change in the legal form of the Accounts, but otherwise the Adviser continued to manage the portfolio of assets without interruption within the Private Fund.

As in MassMutual, the Private Fund has been managed in a manner that is in all material respects equivalent to the management of its predecessor Accounts.  The investment objective of the Private Fund has always been the same as the investment objective for the Accounts, the same team of portfolio managers who managed the Accounts has served as portfolio managers for the Private Fund and the policies and restrictions of the Accounts were in all material respects equivalent to those of the Private Fund.  Addressing an additional key factor raised in the MassMutual no-action letter, the Accounts were established and managed for purposes entirely unrelated to the establishment of a performance record.  Each of these facts is equally true as between the Private Fund and the Fund.  The Fund will also comply with the guidance of the MassMutual no-action letter by including disclosure to the Fund’s performance history that: (i) neither the predecessor Private Fund nor the Accounts were registered under the 1940 Act and, therefore, were not subject to certain investment restrictions imposed on a registered fund by the 1940 Act; and (ii) if the predecessor Private Fund or Accounts had been registered under the 1940 Act, their performance may have been adversely affected.  The Trust proposes to revise the disclosure included in the PEA to clarify the factual circumstances as described above and remove any references to “composite” which may have inadvertently provided the Staff an impression that the presentation depicted related account performance rather than predecessor performance of one continuous pool of assets.

Further, to limit the Staff’s position in MassMutual to permit the performance of only a single predecessor entity (as suggested by the Staff’s comment) could have unintended consequences.  Specifically, an adviser could change the form of a private fund with poor historical performance and avoid having to include such performance when later converting the new entity or account into a mutual fund.  The result would be that prospective investors would receive only a partial predecessor performance record that omits performance information that might affect a reasonable investor’s decision to invest in the fund.  The Adviser believes that a more appropriate approach is to independently subject the prior conversion to a MassMutual analysis and, should the conversion satisfy the MassMutual factors, the Trust should be permitted (and perhaps required) to present the performance prior to the conversion in the Fund’s prospectus.  The Adviser believes a substance over form approach as described above would result in full and fair disclosure to prospective investors.

In sum, the Adviser believes that both conversion transactions comply with all elements of the MassMutual no-action letter and that, therefore, the Fund may present the unbroken performance history of the Accounts and Private Fund as predecessor performance of the Fund.  Namely:

•
the Accounts contributed all of their assets to the Private Fund and the predecessor Private Fund will directly transfer all of its assets to the Fund before the Fund commences its regular business operations;

•	upon commencing operations, the Private Fund held the same portfolio of securities held by the Accounts immediately prior to contributing their assets to the Private Fund;
•	the Fund will hold the same portfolio of securities held by the predecessor Private Fund immediately before the conversion transaction;
•	the investment objectives of the Accounts, predecessor Private Fund and the Fund are the same;
•
the Adviser was the investment adviser to the Accounts and is and will be the investment adviser of the predecessor Private Fund and the Fund, respectively, and the same team of portfolio managers who managed the portfolios of the Accounts and predecessor Private Fund will manage the Fund’s portfolio;

•
the investment policies, strategies, guidelines, restrictions and management practices of the Fund are, in all material respects, equivalent to those of the Accounts and the predecessor Private Fund; and

•
the Accounts predated the predecessor Private Fund, the predecessor Private Fund predated the organization of the Fund and neither the Accounts nor the predecessor Fund were created or managed for the purpose of establishing a track record for the Fund.

10.
Staff Comment: For the calculation of prior performance of the Private Fund, please state whether the standard SEC method is used.  If the standard SEC method is not being used, please explain to the Staff the method used and how it differs from the standard SEC method.

Response: The Trust responds by confirming past performance was calculated using the standard SEC method.

Statement of Additional Information

11.	Staff Comment: On the cover page, please add the address and the telephone number.

Response: The Trust responds by adding the address and telephone number to the cover page of the SAI.

General

12.	Staff Comment: Please make the “Tandy” representations with your response letter.

Response: Please find the “Tandy Letter” representations above.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Trust for Advised Portfolios